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04012113

82- SUBMISSIONS FACING SHEET


Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TEM S.A. De C.V.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JAN 21 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2337 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 1/15/04



ANNUAL REPORT AS PER CIRCULAR 11-33

COMPANY NAME: IEM S.A. DE C.V.

ADDRESS: AV. DR. GUSTAVO BAZ, NO. 340, COL. FRACC. INDL. BARRIENTOS, TLALNEPANTLA, STATE OF MEXICO.

SPECIFICATIONS OF THE CHARACTERISTICS OF THE SECURITIES:

A AND B

LISTING CODE: IEM

THESE SECURITIES ARE REGISTERED ON THE SECURITIES SECTION AND LISTED ON THE MEXICAN STOCK EXCHANGE.

ARTICLE 14 LEY DEL MERCADO DE VALORES (SECURITIES MARKET LAW): REGISTRATION ON THE NATIONAL SECURITIES AND BROKERS REGISTER DOES NOT MEAN THAT EITHER THE VALUE OF THE SECURITY OR THE SOLVENCY OF THE ISSUER IS CERTIFIED.

ANNUAL REPORT SUBMITTED IN ACCORDANCE WITH C.N.B.V. CIRCULAR 11-33, ISSUED ON JUNE 30, 2003

II. GENERAL INFORMATION

A. NOT DEEMED NECESSARY.

B. IEM IS A MAJOR MEXICAN COMPANY THAT MANUFACTURES AND SELLS A WIDE RANGE OF ELECTRICAL EQUIPMENT, SUCH AS TRANSFORMERS OF VARIOUS CAPACITIES AND VARIOUS TYPES OF ELECTRIC MOTORS, THROUGH ITS SUBSIDIARY INDUSTRIAS IEM S.A. DE C.V.

IT SELLS TO BOTH NATIONAL AND INTERNATIONAL MARKETS AND HAS A LARGE DISTRIBUTION NETWORK THROUGHOUT MEXICO.

ITS MAIN SHAREHOLDER IS GRUPO CONDUMEX S.A. DE C.V. WITH A 98.5% HOLDING IN THE COMPANY'S CAPITAL STOCK. AS FAR AS WE ARE AWARE, IEM HAS NOT TRADED STOCKS ON THE MEXICAN STOCK EXCHANGE SINCE 1999. ON NOVEMBER 30, 1994, THE MEXICAN STOCK EXCHANGE NOTIFIED IEM S.A.DE C.V. THAT DUE TO ITS LOW LEVEL OF ACTIVITY ON THE STOCK MARKET, THE SHARES OF THE COMPANY WOULD BE RECLASSIFIED FROM SUB-SECTION "A" TO SUB-SECTION "B" ON THE SECURITIES SECTION OF THE NATIONAL SECURITIES AND BROKERS REGISTER.

IEM S.A. DE C.V SALES AS OF DECEMBER 2002 ACCOUNTED FOR 815.5 MILLION PESOS, 23.1% HIGHER THAN THE PREVIOUS YEAR IN REAL TERMS. OPERATING PROFITS AMOUNTED TO 29.3 MILLION PESOS, 50.5% HIGHER THAN THE PREVIOUS YEAR IN REAL TERMS. ITS OVERALL FINANCING COST WAS 10.1 MILLION PESOS AND ITS NET PROFIT FOR THE YEAR WAS 2 MILLION PESOS, 70.4% LOWER THAN THE PREVIOUS YEAR.

C. IEM S.A. DE C.V. IS EXPOSED TO THE STRUCTURAL CHANGE OF CURRENT ECONOMIC AND FINANCIAL ADJUSTMENTS, ON BOTH DOMESTIC AND INTERNATIONAL MARKETS.

C.1 SLOWDOWN IN THE ECONOMY.

THE SLOWDOWN OF THE US AND MEXICAN ECONOMY AS WELL AS IN OTHER COUNTRIES HAS CAUSED A DROP IN INVESTMENT IN THE ELECTRICAL SECTOR, AND HAS ALSO SET BACK THE CALL FOR BIDS OF THE FEDERAL ELECTRICITY COMMISSION AND OF COMPAÑIA DE LUZ Y FUERZA DEL CENTRO. THIS WILL MAKE IT MORE DIFFICULT AND COMPLICATED TO OBTAIN ORDERS IN THE YEARS TO COME.

C.2 EXCHANGE RISK.

A LARGE PERCENTAGE OF OUR SUPPLIES ARE IN U.S. DOLLARS, SINCE THE EXCHANGE RATE PESO - DOLLAR INCREASED AND SALES PRICES HAVE GONE UP, THEREFORE, THERE IS NO COMPETITIVENESS.

C.3 POWER SUPPLY COSTS.

AS IEM IS A MAJOR CONSUMER OF POWER SUPPLY IT MAY BE ADVERSELY AFFECTED BY THE INCREASE IN POWER SUPPLY CHARGES.

C.4 COMPETITION.

IEM IS A LEADING SUPPLIER OF A NUMBER OF PRODUCTS, HOWEVER, INCREASED INTERNATIONAL COMPETITION AND THE POSSIBILITY OF MORE CALL FOR INTERNATIONAL BIDS, MIGHT MAKE ITS SITUATION MORE DIFFICULT, AND UNDER THE CIRCUMSTANCES IEM IS AT RISK OF LOOSING A PART OF THE MARKET SHARE IN PRODUCTS WHERE IT HAS BEEN A LEADER.

D. NO OTHER SECURITIES HAVE NOT BEEN REGISTERED ON THE RNVI. TIMELY AND REGULARLY LEGAL AND FINANCIAL INFORMATION HAS BEEN PRESENTED IN ACCORDANCE WITH THE LAW.

E. NO CHANGES OR AMENDMENTS HAVE BEEN MADE TO THE SECURITIES ALREADY REGISTERED ON THE RNVI.

F. NOT APPLICABLE BECAUSE OF THE TIME IEM HAS BEEN IN THE MEXICAN STOCK EXCHANGE.

II. THE COMPANY

A. IEM WAS FOUNDED ON AUGUST 25, 1945 UNDER THE NAME OF INDUSTRIA ELECTRICA DE MEXICO S.A., FOR A PERIOD OF 99 YEARS. ITS CURRENT ADDRESS IS AV. DR. GUSTAVO BAZ, NO. 340, COL. FRACC. INDL. BARRIENTOS, TLALNEPANTLA, STATE OF MEXICO, C.P. 54110, TELEPHONE NUMBER 5729-9700. IN 1974 IT IS INCORPORATED AS IEM S.A. DE C.V. AND IN 1974, INDUSTRIAS IEM S.A. DE C.V. WAS INCORPORATED. IN 1984, THE COMPANY'S SHAREHOLDERS GENERAL ASSEMBLY APPROVES TO SELL FRIEM, A COMPANY WHOSE LINE OF BUSINESS WAS MANUFACTURING, AND SELLING HOUSE HOLD APPLIANCES.

B. BUSINESS DESCRIPTION.

I. A. IEM CURRENTLY MANUFACTURES AND SELLS A WIDE RANGE OF ELECTRICAL EQUIPMENT THROUGHOUT ITS SUBSIDIARY INDUSTRIAS IEM S.A.DE C.V., SUCH AS SINGLE PHASE AND 3 PHASE POLE MOUNTED TRANSFORMERS, SINGLE PHASE AND 3 PHASE PEDESTAL MOUNTED TRANSFORMERS, POWER TRANSFORMERS OF VARIOUS CAPACITIES, HORIZONTAL CAGE ELECTRICAL MOTORS TYPE, WINDING ROTORS, SPECIAL ELECTRICAL MOTORS OF VARIOUS CAPACITIES, CIRCUIT BREAKERS, BLADES AND FUSES ALL OF THESE IN SEVERAL CAPACITIES.

MANUFACTURING PROCESSES GENERAL DESCRIPTION: MANUFACTURE OF CORES, REELS, TANKS, AND HOUSINGS; PURCHASE OF COMPONENTS AND ACCESSORIES; COIL-CORE ASSEMBLY, COIL-CORE ASSEMBLY IN TANKS OR HOUSINGS; COMPONENTS AND ACCESSORIES ASSEMBLY; TESTING.

MAIN SUPPLIERS:
SERVILAMINA SUMMIT
INGENIERIA SALAS
EHV WEIDMAN DE MEXICO
NACIONAL DE CONDUCTORES ELECTRICOS
CONDUMEX INC.

SALES

(MILLIONS OF PESOS)

	2002	%	2001	%	2000	%
ELECTRICAL EQUIPMENT TYPE 1	490,061	31	193,819	47	530,675	47
ELECTRICAL EQUIPMENT TYPE 2	271,585	54	340,287	41	462,929	41
OTHERS	53,850	15	92,698	12	135,492	12
TOTAL	815,496	100	626,804	100	1,129,096	100

DISTRIBUTION CHANNELS	%	TRANSFORMERS	MOTORS	PROTECTION EQUIPMENT
SALES DIRECT – IEM	47	X	X	X
NACEL	12	X	X	X
SELMEC	2	X	X	X
DISTRIBUTORS	5	X	X	X
CONTRACTORS	20	X	X	X
ORIGINAL EQUIPMENT MANUFACTURES	14	X	X	X
	100			

EXPLANATION OF EQUIPMENT SOLD

LINE EQUIPMENT: STANDARD PRODUCTS IN CAPACITY RANGE AND FEATURES IN COMPLIANCE WITH MEXICAN STANDARDS, AND ARE PUBLISHED ON THE PRICE LIST.

NORMALLY ON STOCK FOR IMMEDIATE DELIVERY THROUGHOUT THE AFOREMENTIONED SALES CHANNELS.

SPECIAL EQUIPMENT: PRODUCTS DESIGNED AND MANUFACTURED FOR SPECIAL APPLICATIONS AND TO THE CUSTOMER'S SPECIFIC REQUIREMENTS. THESE PRODUCTS ARE NOT INCLUDED ON THE PRICE LIST, BUT ARE RATHER LISTED ON A CASE-BY-CASE BASIS, SINCE THEY ARE "TAILORED"

III. THE COMPANY HAS DULY REGISTERED PATENTS, LICENSES, AND TRADEMARKS.

D.

SECTOR	CUSTOMERS	LEVEL OF DEPENDENCY
GOVERNMENT	STATE GOVERNMENTS	1%
	INFONAVIT	
	CNA	
	PEMEX	
	FEDERAL DISTRICT GOVT.	
COMPANIES	CFE	
	LUZ Y FUERZA	42%
	INTEGRATING COMPANIES	
	CONTRACTORS	
PRIVATE	INDUSTRY	57%
	DISTRIBUTORS	

THE LEVEL OF DEPENDENCY RATES GROUPS ALL THE COMPANIES OF THE SECTOR AND INCLUDES BOTH LINE AND SPECIAL EQUIPMENT.

E. TAX STATUS: COMPANIES WITH BUSINESS ACTIVITIES AND UNDER THE GENERAL LEGAL SYSTEM

F. HEADCOUNT AS OF DECEMBER 31, 2002:

		%
NON -UNIONIZED:	203	18
UNIONIZED:	904	82
TOTAL:	1107	100

THE DECREASE IN HEADCOUNT AT THE END OF DECEMBER 2002, IF COMPARED WITH 2001, WAS MAINLY BECAUSE THE COMPANY ELIMINATED ONE OF ITS LINES.

THE COMPANY'S RELATIONSHIP WITH THE UNION IS REGULATED BY THE COLLECTIVE LABOR AGREEMENT.

VII. THE COMPANY HAS ESTABLISHED AN ENVIRONMENTAL POLICY, IT USES SOFTWARE (ADHIN PACO ECOL+); IT IS THE STAGE OF DEVELOPING ISO 14000; THE RESIDUES GENERATED BY THE FACTORY IS SENT TO A SPECIALIZED SITE, NON EXISTING ENVIRONMENTAL RISKS.

VIII.

MAIN COMPETITORS	TRANSFORMERS DISTRIBUTION	TRANSFORMERS POWER	MOTORS	PROTECTION EQUIPMENT
IEM	X (2)	X (1)	X (4)	X (2)
PROLEC	X (1)	X (2)		
FERRANTI		X (3)		
VOLTRAN	X	X (4)		
IG	X (3)			
EMSA	X (4)			
ESA	X (6)			
M. CONTINENTAL	X (5)			
US			X (1)	
WEG			X (3)	
SIEMENS			X (2)	
IMPORTED	X (7)	X (5)		X (3)
IUSA				X (1)

- "X" INDICATES THOSE PRODUCTS WITH WHICH COMPETITORS PARTICIPATE
- THE NUMBER IN BRACKETS IS THE COMPANY' RANKING.

POSITIVE AND NEGATIVE ASPECTS OF IEM

POSITIVE	NEGATIVE
1. WIDE RANGE OF PRODUCTS	1. PARTIALLY OLD FACILITIES
2. MERCHANDISING NETWORK	2. OLD LABOR AGREEMENT
3. FINANCIAL CAPACITY	3. SATURATED MARKET
4. BRAND'S PRESTIGE	
5. OWN TECHNOLOGY	

H.

SALES
(MILLIONS OF PESOS)

	2002	%	2001	%	2000	%
DOMESTIC	793,089	97	571,657	91	1,063,048	94
EXPORT	22,407	3	55,147	9	66,048	6
TOTAL	815,496	100	626,804	100	1,129,096	100

I. IEM IS PART OF GRUPO CONDUMEX, AN INDUSTRIAL CONSORTIUM THAT STARTED OPERATIONS BACK IN THE 1950'S. IT HAS CONSOLIDATED ITS POSITION AS MEXICO'S LEADING MANUFACTURER OF HIGH-, MEDIUM- AND LOW-VOLTAGE ELECTRICAL CONDUCTORS, TELECOMMUNICATIONS AND AUTOMOTIVE CABLES. IT HAS SUCCESSFULLY EXPANDED ITS OPERATIONS INTO MANUFACTURING A BROAD RANGE OF PRODUCTS SUCH AS AUTO PARTS, CAPITAL GOODS, POWER GENERATION AND DISTRIBUTION EQUIPMENT, AND INSTALLATION OF VOICE, DATA, VIDEO NETWORKS.

THE OPERATIONS OF GRUPO CONDUMEX'S COMPANIES MAY BE CLASSIFIED IN THE FOLLOWING SECTORS.

AUTO PARTS AND ELECTRONICS
CABLES
AUTOMOTIVE CABLES
ENERGY
INSTALLATIONS

UNDER THIS CLASSIFICATION, IEM S.A. DE C.V. FORMS PART OF THE POWER SECTOR IEM S.A. DE C.V. THAT HOLDS 99.9% OF THE SHARES OF INDUSTRIAS IEM S.A. DE C.V.

THAT IS ITS ONLY SUBSIDIARY IN WHICH INDUSTRIAS IEM S.A. DE C.V PLANT AND OFFICES ARE LOCATED.

X. THE COMPANY AND ITS SUBSIDIARY ARE LOCATED IN AV. DR. GUSTAVO BAZ, NO. 340, COL. INDUSTRIAL BARRIENTOS TLALNEPANTLA, STATE OF MEXICO, WHERE THE PLANT AND OFFICES ARE FOUND IN A SURFACE AREA OF 160,352M² OUT OF WHICH 63,094M² ARE DEDICATED TO ITS PLANT AND OFFICES, AND WAS BUILT IN 1948. THE BUILDINGS ARE IN GOOD CONDITION TAKING INTO ACCOUNT THEY ARE A BIT OLD, AND IS INSURED ACCORDINGLY TO THEIR OPERATION; THE PRODUCTS IT MANUFACTURES ARE TRANSFORMERS, MOTORS, CIRCUIT BREAKERS, BLADES, AND FUSES. IT IS CONSIDERED THAT 40% OF ITS INSTALLED CAPACITY WAS USED ON YEAR 2001. THE COMPANY'S FACILITIES HAVE NOT BEEN ENLARGED; NO ASSET HAS BEEN GIVEN AS COLLATERAL.

XI. THE COMPANY IS NOT CURRENTLY INVOLVED IN ANY LEGAL PROCEEDINGS.

XII. SHARES THAT REPRESENT CAPITAL STOCK.
INTEGRATION OF PAID-IN CAPITAL STOCK.

	NUMBER OF SHARES		CAPITAL STOCK (000'S OF PESOS)	
SERIES	FIXED PART	VARIABLE PART	FIXED	VARIABLE
A	2,550,000	13,928,014	1,274	6,726
B	2,450,000	13,433,699	1,226	6,462
TOTAL	5,000,000	27,415,713	2,500	13,188

M. IEM S.A. DE C.V. HAS NOT PAID ANY DIVIDENDS FOR FISCAL YEARS 2000, 2001 AND 2002 AND TO DATE IN 2003.

THIS IS BECAUSE AT THE COMPANY'S SHAREHOLDERS ORDINARY GENERAL ASSEMBLIES HELD ON YEARS 2000, 2001, 2002 AND 2003 THEY MET TO DISCUSS AMONG OTHER THINGS, AS TO FIGURE OUT HOW EARNINGS FOR FISCAL YEARS 1999, 2000, 2001 AND 2002, CORRESPONDINGLY WOULD BE ENTERED, THE SHAREHOLDERS APPROVED IN EACH CASE, THAT EACH OF

THE AFOREMENTIONED CORRESPONDING EARNINGS FOR FISCAL YEARS BE ENTERED IN THE ACCRUED EARNINGS ACCOUNT OF PREVIOUS FISCAL YEARS, AND THAT, THAT ACCOUNT WOULD BE MADE AVAILABLE TO THE SHAREHOLDERS ASSEMBLY AND/OR THE COMPANY'S BOARD OF DIRECTORS, CONFERRING THE LATTER THE BROADEST POWERS TO ALLOCATE IT, TOTALLY OR PARTIALLY, ACCORDINGLY TO PROCEDURE AND AS DETERMINED BY THE BOARD, FOR RESERVE CREATION AND/OR ITS DISTRIBUTION AMONG THE SHAREHOLDERS; UP TO DATE WITHOUT RECEIVING THE ORDER TO PAY DIVIDENDS.

ON THE OTHER HAND, IT IS IMPORTANT TO NOTE THAT THE BOARD OF DIRECTORS DOES NOT HAVE A SPECIFIC POLICY TO ORDER THE PAYMENT OF DIVIDENDS, OR TO MAKE THE CORRESPONDING PROPOSAL TO THE COMPANY'S SHAREHOLDERS ASSEMBLY, HOWEVER, DURING THE LAST FEW YEARS, THE COMPANY HAS BEEN REINVESTING EARNINGS OBTAINED.

III. FINANCIAL INFORMATION

1.

	2002	%	2001	%	2000	%
(THOUSANDS OF PESOS)						
NET SALES	815,496	100	626,804	100	1,129,096	100
GROSS EARNING	102,637	12	76,774	12	278,376	25
OPERATING PROFIT	29,280	3	18,400	3	207,621	18
EARNINGS BEFORE TAXES	17,784	2	9,502	2	167,343	15
NET PROFIT	2,028	1	6,515	7	88,177	7
PROFIT PER SHARE	0.00		0.00		2.47	
ACQUISITION OF PROPERTY AND EQUIP.	11,843		12,551		24,766	
DEPRECIATION & AMORTIZATION FOR FISCAL YEAR	20,890		20,841		19,385	
TOTAL ASSETS	603,474		711,853		706,274	
TOTAL LIABILITIES	233,988		358,267		358,005	
TOTAL LIABILITIES L.P.	0		0		0	
SHAREHOLDERS' EQUITY	369,486		353,586		348,269	
DIVIDENDS	NOT DECLARED		NOT DECLARED		NOT DECLARED	

*PESOS

NEXT ITEM INCLUDES COMMENTS ON THE ANALYSIS

2. COMMENTS AND ANALYSIS OF THE BOARD REGARDING THE COMPANY'S OPERATING RESULTS AND FINANCIAL INFORMATION.

A) OPERATING RESULTS.

SALES FOR YEAR 2002 HAD A 23.1% INCREASE IN REAL TERMS VS. PREVIOUS YEAR, MAINLY BECAUSE THE COMISION FEDERAL DE ELECTRICIDAD AND COMPAÑIA DE LUZ (FEDERAL POWER COMMISSION AND POWER COMPANY) HAD MORE BIDS, WHICH ENABLED IT TO BE MORE INVOLVED WITH THE OTHER CONTRACTORS.

GROSS EARNING FOR 2002, 26.5% INCREASE IN REAL TERMS, DUE TO INCREASE IN SALES DURING THE FISCAL YEAR.

OPERATING PROFIT FOR 2002, 50.5% INCREASE IN REAL TERMS VS. PREVIOUS YEAR, MAINLY DUE TO INCREASE IN SALES AND BECAUSE OF THE REDUCTION ON FIXED EXPENDITURE IN THE PREVIOUS FISCAL YEAR.

THE OVERALL FINANCING COST, 19.7% DECREASE IN REAL TERMS VS. PREVIOUS YEAR, MAINLY BECAUSE INTEREST RATES DROPPED.

B) FINANCIAL STATUS, LIQUIDITY, AND CAPITAL RESOURCES.

WORKING CAPITAL DECREASED IN COMPARISON TO THE PREVIOUS YEAR MAINLY BECAUSE OF THE DROP IN INVENTORIES. THE NUMBER OF CUSTOMERS HAD INCREASED BY THE END OF THE YEAR DUE TO OUR INCREASED TURNOVER.

FOLLOWING IS A LIST OF SOME OF THE RATIOS AND FINANCIAL PROPORTIONS FOR THE LAST THREE FISCAL YEARS.

	2002	2001	2000
YIELD			
NET RESULTS TO NET SALES	0.25%	1.03%	7.13%
NET RESULTS TO STOCKHOLDERS' EQUITY	0.55%	1.85%	23.07%
NET RESULTS TO TOTAL ASSETS	0.33%	0.91%	11.39%
LEVERAGE			
TOTAL LIABILITIES TO TOTAL ASSETS	39.47%	50.33%	53.69%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.65 TIMES	1.01 TIMES	1.03 TIMES
FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.26%	21.02%	3.24%
LIQUIDITY			
CURRENT ASSETS TO CURRENT LIABILITIES	1.80 TIMES	1.53 TIMES	1.56 TIMES
CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.07 TIMES	0.82 TIMES	1.03 TIMES
CURRENT ASSETS TO TOTAL LIABILITIES	1.33 TIMES	1.23 TIMES	1.22 TIMES

THE COMPANY HAS NO TAX DEBTS OR CREDITS AND IS UP TO DATE WITH ITS PAYMENTS.

IV. MANGEMENT

1. CORPORATE BYLAWS AND OTHER COVENANTS

THE BOARD OF DIRECTORS IS AUTHORIZED TO SET UP COMPENSATION SCHEMES FOR EXECUTIVES, ALTHOUGH NOT EXPRESSLY.

THE BOARD IS NOT EXPRESSLY AUTHORIZED TO MAKE DECISIONS REGARDING ANY MATTER IN WHICH ANY OF ITS MEMBERS MAY HAVE A PERSONAL INTEREST.

THE COMPANY ONLY HAS ORDINARY SHARES EACH OF WHICH HAS THE FULL RIGHT TO VOTE.

AS ESTABLISHED IN THE BYLAWS, THE QUORUM REQUIRED FOR SHAREHOLDERS ORDINARY GENERAL ASSEMBLY TO BE LEGALLY INSTALLED IS OF AT LEAST HALF THE CAPITAL STOCK ON THE FIRST CALL AND, ON THE SECOND OR ANY SUBSEQUENT CALL, WHICHEVER NUMBER OF SHARES IS REPRESENTED. RESOLUTIONS SHALL BE VALID WITH THE FAVORABLE VOTE OF THE MAJORITY OF THOSE ATTENDING.

AS ESTABLISHED IN THE BYLAWS, THE QUORUM REQUIRED FOR AN SHAREHOLDERS EXTRAORDINARY GENERAL ASSEMBLY TO BE LEGALLY INSTALLED IS OF AT LEAST 75% OF CAPITAL STOCK ON THE FIRST CALL FOR AND, ON THE SECOND OR ANY SUBSEQUENT CALLS FOR, 50% OF CAPITAL STOCK. RESOLUTIONS SHALL BE VALID WITH THE FAVORABLE VOTE OF THE NUMBER OF SHARES THAT REPRESENT AT LEAST HALF OF THE CAPITAL STOCK.

SHARES ISSUED BY THE COMPANY ONLY HAVE THE CORPORATE AND OWNERSHIP RIGHTS ESTABLISHED IN THE BYLAWS AND HAVE NO OTHER RIGHTS ASSOCIATED THERETO, THEREFORE THERE IS NO PROCEDURE TO BE FOLLOWED TO CHANGE THESE RIGHTS.

IEM S.A. DE C.V. IS UNAWARE OF THE EXISTENCE OF ANY NON-CORPORATE AGREEMENT THAT MAY DELAY, PREVENT, DEFER OR MAKE MORE ONEROUS ANY CHANGE IN THE CONTROL OF THE COMPANY, OF TRUSTS OR ANY OTHER MECHANISM THAT WOULD RESTRICT THE CORPORATE RIGHTS THAT SHARES CONFER TO THEIR HOLDERS, NOR OF ANY CLAUSES OF THE BYLAWS OR AGREEMENTS BETWEEN SHAREHOLDERS THAT LIMIT OR RESTRICT THE COMPANY'S MANAGEMENT, OR ITS SHAREHOLDERS.

2. MANAGEMENT AND SHAREHOLDERS

THE BOARD OF DIRECTORS OF IEM, S.A. DE C.V. FOR FISCAL YEAR 2002, SHALL BE INTEGRATED BY FIVE MEMBERS AND THEIR CORRESPONDING SUBSTITUTES.

BOARD MEMBERS ARE APPOINTED BY THE SHAREHOLDERS ATTENDING THE ORDINARY GENERAL ASSEMBLY.

THE BOARD OF DIRECTORS POWERS ARE THE FOLLOWING: A) TO DESIGNATE AND REMOVE THE COMPANY'S GENERAL DIRECTOR; B) TO DETERMINE HOW TO CAST THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE COMPANY, DURING THE ORDINARY AND EXTRAORDINARY GENERAL ASSEMBLIES OF THE COMPANY WHEREAS THE COMPANY HOLDS THE MAJORITY OF THE SHARES; C) APPROVE, WITH THE PREVIOUS AUTHORIZATION OF THE SHAREHOLDERS ORDINARY GENERAL ASSEMBLY, THE ACQUISITION OR SALE OF SHARES, OR TO EXERT THE RIGHT OF WITHDRAWAL, IN CERTAIN CASES; D) ESTABLISH COMPANY BRANCHES OR OFFICES, AND E) ALL OTHER POWER GRANTED EXCLUSIVELY BY LAW.

FINALLY, IT IS ESTABLISHED THAT BESIDES THE FUNCTIONS SET FORTH IN THE BYLAWS AND OTHER LEGISLATION, THE BOARD OF DIRECTORS HAS THE FOLLOWING FUNCTIONS: (I) ESTABLISH THE STRATEGIC VISION OF THE COMPANY; (II) ENSURE THAT THE SHAREHOLDERS AND THE MARKET HAVE ACCESS TO THE COMPANY'S PUBLIC INFORMATION; (III) ESTABLISH INTERNAL CONTROL MECHANISMS; (IV) ENSURE THAT THE COMPANY HAS THE NECESSARY MECHANISM TO PROVE THAT IT COMPLIES WITH ALL THE DIFFERENT LEGAL PROVISIONS IN EFFECT, AND (V) PERIODICALLY EVALUATE THE GENERAL DIRECTOR'S AND TOP EXECUTIVES' PERFORMANCE.

IN RELATION TO THE SHAREHOLDING OF IEM, S.A. DE C.V. IT MUST BE NOTED THAT FOR MORE THAN THREE YEARS, JUST ONE SHAREHOLDER HAS ATTENDED THE COMPANY'S ASSEMBLIES: GRUPO CONDUMEX S.A. DE. C.V., WHICH AS MENTIONED EARLIER HOLDS 98.5% OF THE CAPITAL STOCK OF IEM, S.A. DE C.V. THAT IS WHY THE COMPANY HAS NOT BEEN ABLE TO OBTAIN THE NECESSARY INFORMATION AS TO INFORM THE INDIVIDUAL SHAREHOLDING OF THE COMPANY'S BOARD MEMBERS OR OFFICIALS, IN THE EVENT THERE WAS ANY, NOR TO GIVE THE NAMES OF THE TEN MAIN SHAREHOLDERS, EXCEPT FOR THAT OF GRUPO CONDUMEX S.A. DE C.V.

TO THIS REGARD, IT SHOULD BE NOTED that the company is carrying out all the necessary formalities leading to cancel the registry of the company's capital stock at the Securities Section of the National Securities Register, as well as to cancel (reverse) the approvals for listing securities at the stock exchange..

IEM S.A. DE C.V. BOARD OF DIRECTORS MEMBERS

NAME	POSITION	N° OF YEARS AS MEMBER
ARAMNDO RIMOLDI RENTERIA	MEMBER	SIX
FRANCISCO J. REED AND MARTIN DEL CAMPO	MEMBER	SEVENTEEN
ANTONIO SIERRA GUTIERREZ	MEMBER	FIVE
QUINTIN BOTAS HERNANDEZ	MEMBER	SIX
JAIME SEITEN RODRIGUEZ	MEMBER	FIVE
GUILLERMO MUÑOZ LARA	SUBSTITUTE MEMBER	TWO
FERNANDO RAFAEL AGUADO GUTIERREZ	SUBSTITUTE MEMBER	NINE
GONZALO LIRA CORIA	SUBSTITUTE MEMBER	SEVEN
ENRIQUE MANUELPALMA CEBALLOS	SUBSTITUTE MEMBER	ONE
JOSE RAMON NEVAREZ JACQUES	SUBSTITUTE MEMBER	NINE

IEM S.A.DE C.V. BOARD OF DIRECTORS MEMBERS

PRESIDENT: ARMANDO RIMOLDI RENTERIA
SECRETARY: ALEJANDRO ARCHUNDIA BECERRA

IEM S.A. DE C.V. MAIN OFFICIALS

GENERAL DIRECTOR
ARMANDO RIMOLDI RENTERIA
AGE: 56, YEARS IN THE COMPANY: 33

SUBSIDIARY INDUSTRIAS IEM S.A. DE C.V OFFICIALS

GENERAL MANAGER, TRANSFORMERS
JOSE DE JESUS LOPEZ CHAVEZ
AGE: 57, YEARS IN THE COMPANY: 33

MANAGER, ENGINEERING AND DEVELOPMENT
ALVARO CANCINO QUIROZ
AGE: 51, YEARS IN THE COMPANY: 27

MANAGER, QUALITY ASSURANCE
LUIS ORTIZ BUENDIA
AGE:47, YEARS IN THE COMPANY: 25

MANAGER, INDUSTRIAL RELATIONS
GILBERTO GONGORA CASTILLO
AGE: 58, YEARS IN THE COMPANY: 34

MANAGER, MOTORS
DANIEL SANCHEZ ORTIZ
AGE: 43, YEARS IN THE COMPANY: 23

MANAGER, PROTECTION EQUIPMENT
CARLOS FLORES MACIAS
AGE: 48, YEARS IN THE COMPANY: 18

MANAGER, SYSTEMS
FRANCISCO QUIROZ BARRON
AGE: 52, YEARS IN THE COMPANY: 30

MANAGER , MATERIALS
SALVADOR CULIN PEREZ
AGE: 55, YEARS IN THE COMPANY: 25

GENERAL COMPTROLLER
FERNANDO RAFAEL AGUADO GUTIERREZ
AGE: 58, YEARS IN THE COMPANY: 23

IEM S.A. DE C.V DOES NOT GRANT ANY KIND OF COMPENSATION OR FRINGE BENEFIT TO ITS OFFICIALS AND BOARD MEMBERS, NOR DO THEY RECEIVE FEES FOR THEIR ATTENDANCE TO EACH BOARD MEETING.

IEM S.A. DE C.V. DOES NOT HAVE IN PLACE ANY TYPE OF PENSION OR RETIREMENT OR SIMILAR PLANS FOR ITS BOARD MEMBERS AND OFFICIALS.

RELATED TO THE INFORMATION REGARDING THE INDIVIDUAL SHAREHOLDINGS OF ITS BOARD MEMBERS AND OFFICIALS, IT SHOULD BE NOTED THAT THE COMPANY DOES NOT HAVE INFORMATION AVAILABLE CONCERNING THE INDIVIDUAL SHAREHOLDINGS OF ITS BOARD MEMBERS

AND OFFICIALS, SINCE THEIR SHARES ARE NOT REGISTERED IN THE COMPANY'S SHARES REGISTER, UNDER THE TERMS OF ARTICLE 128 OF "LEY GENERAL DE SOCIDADES MERCANTILES (MEXICAN CORPORATE LAW)

IEM S.A. DE C.V. DOES NOT HAVE ANY AGREEMENT OR PROGRAM IN PLACE FOR EMPLOYEES' INVOLVEMENT IN THE COMPANY'S CAPITAL, for THE REASON THAT THE COMPANY DOES NOT HAVE EMPLOYEES.

WITH REGARD TO THE SHAREHOLDERS, THAT HOLD 5% OR MORE OF THE SHARES THAT REPRESENT CAPITAL STOCK AND THE COMPANY'S TEN MAJOR SHAREHOLDERS, GRUPO CONDUMEX S.A. DE C.V. HOLDS MORE THAN 95% OF THE CAPITAL STOCK OF IEM S.A. DE C.V.

IEM S.A. DE C.V. DOES NOT HAVE ANY COMMITMENT THAT MAY BRING ABOUT A CHANGE IN THE CONTROL OF ITS SHARES.

3. AUDITORS

THE COMPANY CHANGED FROM PRICE WATERHOUSE COOPERS AUDIT FIRM TO DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA S.C.), STARTING IN YEAR 2002,

THE AFOREMENTIONED IN ORDER TO REGULARLY TURNOVER PUBLIC ACCOUNTANTS FIRMS THAT ISSUE THEIR EXPERT'S OPINION THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V., AND SUBSIDIARY, FOR THE LAST THREE FISCAL YEARS, EXTERNAL AUDITORS HAVE NOT ISSUED AN OPINION WITH ANY EXCEPTIONS, A NEGATIVE OPINION AND HAVE NOT REFUSED TO GIVE AN OPINION. AUDITORS HAVE NOT RENDERED ANY OTHER SERVICE DIFFERENT FROM AUDITS.

AUDIT FUNCTION IS COMPLEMENTED AND REINFORCED WITH THE FOLLOWING.

THE COMPANY HAS THE SUPPORT OF THE INTERNAL AUDIT DEPARTMENT OF GRUPO CONDUMEX S.A. DE C.V WHICH HAS AMONG ITS FUNCTIONS AND PROGRAMS AUDITS THE COMPANY VERIFYING:

COMPLIANCE OF THE POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION;

SUFFICIENCY AND RELIABILITY OF THE INTERNAL CONTROL SYSTEM FOR THE COMPANY'S GOOD MANAGEMENT;

CORRECT AND TIMELY COMPLIANCE TO COMPANY'S FISCAL AND LEGAL OBLIGATIONS;

THE RELIABILITY AND TIMELINESS OF THE FINANCIAL INFORMATION THAT IS BEING PRESENTED BASED ON THE COMPLIANCE OF THE AFOREMENTIONED ITEMS, AS WELL AS THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

ONCE THE AUDIT IS OVER, A REPORT IS ISSUED AND SUBMITTED TO THE GENERAL DIRECTORATE, AND WHENEVER DIVERSIONS ARE FOUND, TO ALL THE EXECUTIVES OF THE AREAS INVOLVED, TO CORRECT IT.

THE COMPTROLLERSHIP AND MANAGEMENT DIRECTORATE OF GRUPO CONDUMEX, IS THE ONE IN CHARGE OF SELECTING, HIRING, AND COORDINATING, EXTERNAL AUDITORS TO AUDIT THE COMPANY, WHOM WILL BE GIVING THEIR EXPERT'S OPINION ON THE FINANCIAL STATEMENTS.

THE BOARD OF DIRECTORS SUPPORTS ITSELF ON THE GRUPO CONDUMEX INTERNAL AUDIT DEPARTMENT, WHICH ENABLES TO ASSESS THE FINANCIAL INFORMATION THAT IS GENERATED, AS WELL AS THE EFFECTIVENESS OF THE INTERNAL CONTROLS AND ACCOUNTING POLICIES TO PREPARE THE COMPANY'S FINANCIAL INFORMATION.

4. THE COMPANY AND ITS SUBSIDIARIES CONDUCTED NORMAL BUSINESS AND FINANCIAL TRANSACTIONS DURING FISCAL YEAR 2002 WITH SUBSIDIARIES OF GRUPO CONDUMEX AND GRUPO CARSO. THESE OPERATIONS ARE MAINLY THE PURCHASE OF RAW MATERIALS AND SERVICES, AND THE SALE OF FINISHED PRODUCTS AND SERVICES, AND MAINLY BEING WITH:

	(THOUSANDS OF PESOS) AS	
	PROVIDERS	CUSTOMER
NACIONAL DE CONDUCTORES ELECTRICOS S.A. DE C.V.	28,776	92,820
CONDUMEX INC.	105,232	2,418

TELEFONOS DE MÉXICO		5,616
SELMEC EQUIPOS INDUSTRIALES S.A. DE C.V.	136	13,389
SINERGIA SOL.INT. PARA LA CONSTRUCCION S.A. DE C.V.	290	19,738
GRUPO CONDUMEX S.A. DE C.V.	31,789	235
SERVICIOS CONDUMEX S.A. DE C.V.	22,932	51
SWECOMEX S.A. DE C.V.	27,127	556
	216,282	134,823

NO BUSINESS TRANSACTIONS OR INDEPENDENT SERVICES WERE MADE OR RENDERED TO SHAREHOLDERS LEGAL PERSON, OR KEY MANAGERS.

IV. STOCK MARKET

UE1. SHAREHOLDING STRUCTURE.

Grupo Condumex is the main shareholder of IEM with 98.5% of its capital stock, the remainder being in the possession of shareholders of the Mexican stock exchange. The company also has shares* in circulation that accounts for 332,206 B series shares. Mexican may freely subscribe these ADR'S and foreign investors and those shares have the same corporate and ownership rights as A series.

* Formerly known as American shares

2. Behavior of shares on the securities market of the Bolsa Mexicana de Valores (Mexican Stock Exchange) from 1996 up to date.

IEM -SERIES A
MEXICAN STOCK EXCHANGE

DATE	QUANTITY	MAXIMUM	MINIMUM	CLOSE	AMOUNT
03/11/1996	6000	3.50	3.50	3.50	21000
03/14/1996	10000	3.60	3.60	3.60	36000
03/19/1996	5000	3.60	3.60	3.60	18000
04/17/1996	6000	3.80	3.80	3.80	22800
05/27/1996	5000	3.80	3.80	3.80	19000
07/03/1996	2000	3.85	3.85	3.85	7700
09/12/1996	10000	3.88	3.88	3.88	38800
09/18/1996	5000	3.86	3.86	3.86	19300
11/11/1997	2000	3.60	3.60	3.60	7200

IEM -SERIES B
MEXICAN STOCK EXCHANGE

DATE	QUANTITY	MAXIMUM	MINIMUM	CLOSE	AMOUNT
07/04/1996	5000	3.88	3.88	3.88	19400
07/11/1996	3000	3.88	3.88	3.88	11640
07/18/1996	5000	3.88	3.88	3.88	19400
07/19/1996	1000	3.88	3.88	3.88	3880
03/04/1997	3000	3.88	3.88	3.88	11640
06/05/1997	1000	3.7	3.7	3.7	3700
06/11/1997	2000	3.7	3.7	3.7	7400
11/13/1997	4000	4.1	4.1	4.1	16400
03/06/1998	1000	4.6	4.6	4.6	4600
03/20/1998	2000	5	4.8	5	9800
09/28/1998	7000	5.4	5.4	5.4	37800


RECD S.E.C.
SEP 2 2 2003
1086

CALL FOR ASSEMBLY

IEM, S. A. DE C.V.

By agreement of the Board of Directors of IEM, S. A. De C.V., the shareholders of said corporation are hereby called to a Shareholders Ordinary General Assembly to be held on April 30, 2003 at 17:30 hours at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, Z.C. 11520, Mexico, Federal District to decide on the matters included in the following

AGENDA

I. Board of Directors Report concerning the Fiscal year ended on December 31, 2002.

II. Presentation of the Financial Statements as of December 31, 2002, including Examiners Report.

III. Discussion, and if such is the case, approval of the information referred to in items I and II of this Agenda

IV. Presentation and, if such is the case, approval of the proposal for profit application.

V. Ratification of the actions and agreements of the Board of Directors

VI. Naming of Examiners and Board Members. Adopting of resolutions on this respect and of those arising from said designation.

VII. Appointment of Delegates to carry out the formal registration of Assembly resolutions.

For the shareholders to have right to attend the assembly and to vote in it, they must deposit their shares in the corporation offices mentioned above, at least two working days before the assembly is held, and obtain the corresponding entry card. The said deposit can also be made at S.D. INDEVAL, S. A. DE C.V. or in any Mexican Republic or foreign credit institution. In these cases the certificate issued by the receiving institution should be deposited in the secretary's office of the corporation two days before the assembly. Brokerages must present a list with the name, address, and nationality as well as holding of every and all the shareholders they represent.

For any clarification concerning this call, we remain at your service on telephone numbers 328-58-00 and 250-50-77 extension 5830.

Mexico, Federal District, April 8, 2003

The Board of Directors' Secretary

Lic. Alejandro Archundia Becerra

MINUTE OF THE SHAREHOLDERS GENERAL ORDINARY ASSEMBLY OF IEM, S. A. DE C.V.


RECD S.E.C.
SEP 2 2 2003
1086

In the City of Mexico, Federal District, in the fiscal domicile of IEM, S. A. DE C.V., at 17.30 hours of April 30, 2003, in the building located at blvd. Miguel de Cervantes Saavedra Number 255, Col. Ampliación Granada, with the purpose of holding a General Ordinary Assembly of Shareholders of the Corporation, the persons whose names and what they represent appear in the attendance list --which duly signed and completed with the documents proving their respective identities is added to the appendix of the minute herein and thus forms an integral part of this minute-- reunited in response to the call for assembly that was published in the newspaper Excelsior of Mexico, D.F., on April 10, 2003. A sample of this call is also added to the appendix of this minute and thus become an integral part of it.

Engineer Armando Rimoldi Rentería, Chairman of the Board of Directors chaired the Assembly, and Mr. Licentiate Alejandro Archundia Becerra acted as Secretary, in his capacity of Board of Directors' secretary. The corporation Examiner , C.P. Francisco Macías Valadez Treviño was also present.

The Chairman appointed Mr. Sergio Mendoza Rodríguez and Rodrigo Garduño Mauleón as vote tellers, and these having accepted the post, and exercising it, certified that in the Assembly 31'739,653 shares were represented, that is 97.91% of the 32,415,713 of the outstanding shares integrating the subscribed and paid capital of the corporation as of the date of this meeting. Thus, the Chairman declared the Assembly legally installed, founded in the provisions of Article 189 of the General Act of Mercantile Corporations and, in what is applicable, from Article 27 of the Corporation Rules and Regulations.

The Secretary read the Agenda appearing in the Call for the Assembly as published, in order to hold this meeting, and whose text is as follows:

AGENDA

I. Board of Directors Report concerning the Fiscal Year ended on December 31, 2002.

II. Presentation of the Financial Statements as of December 31, 2002, including Examiner's Report.

III. Discussion, and if such is the case, approval of the information referred to in items I and II of this Agenda

IV. Presentation and, if such is the case, approval of the proposal for profit application.

V. Ratification of the actions and agreements of the Board of Directors

VI. Naming examiners and Board Members. Adopting of resolutions on this respect and of those arising from such designation.

VII. Appointment of Delegates to carry out the formal registration of Assembly resolutions.

Immediately afterwards the Assembly proceeded to address the items in the Agenda in the following way.

I. **Board of Directors Report for the fiscal year ended on December 31, 2002.** Regarding item I of the Agenda, the Chairman read the Board of Directors Report about the functioning and operation of the Corporation for the Fiscal Year ended on December 31, 2002.

II. **Presentation of the Financial Statements as of December 31, 2002, including the Examiners Report.** In dealing with item II of the Agenda, the Financial Statement of IEM, S. A. DE C.V. as of December 31, 2002 were presented to the Assembly, with the expert opinion of the public accountants firm Galaz, Yamazaqui, Ruiz Urquiza, S. C. The Examiners read their report concerning such Financial Statements.

III. **Discussion and, if such is the case, approval of the information referring to items I and II of the Agenda.** With respect to item III of the agenda, and having analyzed the information submitted to the shareholders' consideration, in conformity with the provisions of Article 172 of the General Act of Mercantile Corporations, the Assembly adopted, by a unanimous vote, the following:

RESOLUTIONS

III.1 The Board of Directors Report presented to this Assembly is deemed rendered and is approved in its terms regarding the functioning and operations of IEM, S. A. DE C.V., during the fiscal year ended on December 31, 2002.

III.2. The Examiners Report is deemed presented and is approved in the terms in which it was presented to the Assembly. This report is hereby deemed completely reproduced, as if inserted to the letter.

III.3 The Financial Statements of IEM, S. A. DE C.V. as of December 31, 2002 are deemed presented.

III.4. The documents referred to in the previous resolutions are to be added to this minute's file.

IV. **Presentation and, if such is the case, approval of the proposal concerning profit application.** In solving item IV of the Agenda, the Board of Directors Proposal concerning the application of profits was submitted to the Assembly for consideration, and after the corresponding deliberation, the Assembly adopted, by a unanimous vote, the following

RESOLUTIONS

IV.1 It is decided to approve that the net profit for fiscal year 2002 amounting $ 2'023,657.00 (two million twenty-three thousand six hundred fifty-seven Mexican Pesos 00/100 M.N.) be applied to the balance of accumulated profits, considering that no separation is made for legal reserve, given such reserve is satisfied according to the provisions of Article 20 of the General Act of Mercantile Corporations. Thus, the total of such amount is made available to the Corporation Shareholders General Assembly and to the Board of Directors, exception made of the sum corresponding to legal reserve. The most ample powers are delegated on the Board of Directors for it to allocate the profit totally or partially, according to its own decision and in a lawful way, whether to the constitution or increase of reserves and/or to be distributed as dividend(s) to the Corporation Shareholders.

IV.2 It is expressly authorized that the necessary accounting entries due to the profit application as approved in the previous resolution be immediately recorded as legally required.

V. **Ratification of the actions and agreements of the board of Directors.** When dealing with item V of the Agenda, and after discussing of the matter, the Assembly adopted by a unanimous vote the following:

RESOLUTION

V.1 The management of the Board of Directors is now ratified for the fiscal year of 2002, and consequently, the persons who acted as Board Members during such fiscal year are liberated from any responsibility in which they could have incurred during the legal performance of their respective positions.

VI. **Appointing of Board Members and examiners. Adopting of the resolutions to this regard, and of those arising from such appointment.** In dealing with item VI of the Agenda, and after deliberation about this matter, the Assembly adopted by a unanimous vote, the following:

RESOLUTIONS

VI.1 It is resolved that the Board of Directors of IEM, S. A. DE C.V. shall be integrated by five Proprietor Directors and their respective Substituting Members.

VI.2 It is decided that in the future, the Board of Directors of IEM, S. A. DE C.V. shall be integrated in the following way:

PROPRIETORS	REPLACEMENTS
Armando Rimoldi Rentería	José Ramón Nevárez Jacques

Antonio Sierra Gutérrez	José Manuel Díaz
Quintín Botas Hernández	Víctor Contreras Hernández
Jaime Setién Rodríguez	Gonzalo Lira Coria
Francisco J. Reed y Martín del Campo	Manuel Palma Ceballos

VI.3 It is resolved to ratify Ing. Armando Rimoldi Rentería as Chairman of the Board of Directors, and Lic. Alejandro Archundia Becerra as Board Secretary.

VI.4 it is resolved to ratify both, Mr. P. A. Francisco Macías Valadez Treviño as Proprietor Examiner , and Mr. P.A. Jorge Isidoro Peralta Álvarez, as Replacing Examiner .

VI.5 It is certified that the Board Members and Examiners now named, guarantee their management as provided by the Corporation Rules and Regulations.

VI.6 The Assembly is duly advised that the appointed Board members and Examiners previously expressed to the Corporation that they waive any payment for the carrying out of their respective positions.

VII **Designation of Delegates to carry out the formal registry of the Assembly resolutions.** While solving item VII of the Agenda, and after deliberation of the matter, the Assembly approved, by a unanimous vote, the following

RESOLUTIONS

VII.1 It is resolved to appoint Mr. Lic. Alejandro Archundia Becerra, Ms. Lic Laura Montes Bracchini and Mr. Lic. Rodrigo Garduño Mauleón who will have all the necessary powers to: a) appear before the Public Notary they choose to formally register, totally or partially, the minute herein, and to take all necessary steps by themselves of by an appointed person, to carry out the required legal inscriptions before the Trade Public Registry; b) to issue certifications of this minute or of any of its parts; and c) to undertake any action or step required to have the Assembly resolutions duly and completely enforced and formalized.

VII.2 That while exerting these powers any one of the appointed delegates will be able to act in an individual form.

Not having any other matter to discuss, the Assembly minute was read and submitted to the shareholders examination. The minute was approved by a unanimous vote in the present terms. The meeting was deemed ended, and it was certified that the shareholders or their representatives ---whatever was the case--, were present from the start to the closing of said meeting. For all legal effects required, the Chairman, the Secretary and the Examiner sign this Minute.

CHAIRMAN

Ing. Armando Rimoldi Rentería

SECRETARY

Lic. Alejandro Archundia Becerra

EXAMINER

P. A. Francisco Macías Valadez Treviño

FRANCISCO MACIAS VALADEZ TREVIÑO
CERTIFIED PUBLIC ACCOUNTANT

Examiner's Expert Opinion

México D.F., April 25, 2003

To the IEM, S.A de C.V
Shareholders' General Assembly:

In my capacity as examiner and in compliance with provisions of Article 166 of the General Act of Mercantile Corporations and IEM, S.A. de C.V Corporation Rules and Regulation, I submit to you my experts opinion on the veracity, sufficiency and reasonability of the consolidated financial information which was presented to you by the Board of Directors, related to the Company's operation for the year ended December 31, 2002.

I have obtained from directors and managers, all the information I deemed necessary about transactions, documents and records, which, according to my judgment, had to be investigated. My audit has been performed in full compliance with generally accepted auditing standards.

In my opinion, the criteria and accounting policies and information followed by the Company and taken into account by the managers to prepare the consolidated financial information they themselves presented to this Meeting, are adequate and sufficient, and were applied in a manner which is consistent with the previous fiscal year; therefore, the consolidated financial information presented by the managers reflects in a truthful, sufficient and reasonable way the financial status of IEM, S.A. de C.V. as of December 31, 2002, as well as the results of the Company's transactions, the variation of its shareholders equity and the changes in its financial position, for the year ended on the aforementioned date, in compliance with those generally accepted accounting principles in Mexico.

C.P.C. Francisco Macías Valadez Treviño
Examiner

REPORT PRESENTED BY THE BOARD OF DIRECTORS TO THE IEM, S.A. DE C.V ORDINARY SHAREHOLDERS GENERAL ASSEMBLY

FISCAL YEAR, FROM 1ST OF JANUARY TO DECEMBER 31, 2002.

On behalf of the Board of Directors, which I am honored to preside, I wish to inform you, the shareholders, about the development of the company during year 2002.

The Company's sales during the year 2002 amounted to 815.5 million pesos as of December 2002, which represented a real term increase of 23.1% compared to the previous year. This increase occurred mainly in the line of transformers, due to orders obtained during the second semester of 2001, as mentioned in that year's report.

The price level at which the Power Transformers were sold was substantially lower when compared to that of the previous years, due mainly to the fact that in the past, the Company's direct sales to the Federal Electricity Commission (Comisión Federal de Electricidad) accounted for over 65%, while during the current year these sales decreased, accounting for 7.5%. However over 40% was sold to European companies, winners of key in hand bids.

The transaction profit obtained during this year was 29.3 million pesos as of December 2002. Said amount represents 3.6% of the Company's sales. During the year 2001, the amount in pesos as of December 2002 was 19.5 million and represented 2.9% of the Company's sales, which represents a 24.1% real term increase, resulting from a reduction in operating costs during the year 2002.

The integral financing cost increased to 10.1 million pesos, at peso value as of December 2002, that if compared to 12.6 million pesos for the previous year, at peso value as of December 2002, represented a real term decrease of 19.8%, resulting mainly from the interest rates going down and the stability of the exchange rate during that year.

The Company recognized the deferred income tax, regarding fixed assets, taking into account the percentages which will apply during those years in which it is estimated that the entries which originate the deferred income tax will be deductible and/or accumulative, in compliance with the amendment to the Income Tax Act, which states that during the year 2002, the general rate will continue to be 35%, and gradually have a 1% annual reduction, until it reaches 32% by year 2005.

The net profit obtained by the Company over the current year amounted to 2.0 million pesos, which accounts for 70.5% less than the income obtained during the previous year.

Company changed from Pricewaterhousecoopers, S.A. audit firm to Deloitte & Touche (Galaz, Yamazaki, Ruiz Urquiza, S.A.)

The later with the objective to comply with a periodic change of public accounting firms that provide experts opinion on the financial statements of IEM, S.A. de C.V. and its subsidiary.

I wish to express my gratitude to you, the shareholders, as well as to our personnel, for your support during this very difficult year.

SINCERELY

Ing. Armando Rimoldi Rentería
Director, Sector Bienes de Capital



QUESTIONNAIRE ON THE ISSUER'S CORPORATE GOVERNANCE

IEM, S.A. DE C.V.

1. BOARD OF DIRECTORS

DISCLOSURE OF THE CODE OF BEST CORPORATION PRACTICES IN REGARDS WITH THE BOARD OF DIRECTORS AND THE SHAREHOLDER'S GENERAL ASSEMBLY OF IEM, S.A. DE C.V. FOR THE FISCAL YEAR 2002, WITH UPDATED INFORMATION AS OF JUNE 26, 2003.

1) ABOUT THE BOARD OF DIRECTORS FUNCTIONS (SEE SECTION II; THE PRINCIPLE 1) ON THIS SECTION A COMMENT SHOULD BE MADE ABOUT THE BOARD OF DIRECTORS FUNCTION WITHIN THE COMPANY, STATING THE BOARD'S VISION AND HOW IT FITS WITHIN THE MANAGEMENT PROCESS. WITHIN THIS GENERAL FRAME, A DESCRIPTION ON THE SPECIFIC FUNCTIONS THAT THE BOARD UNDERTAKES WILL HAVE TO GIVEN, INDICATING SO THAT IT CONSIDERS THEM IMPORTANT AND NECESSARIES.

THE BOARD OF DIRECTORS, AS A PROFESSIONAL BODY, HAS UNDER ITS RESPONSIBILITY THE COMPANY'S REPRESENTATION AS WELL AS TO RUN THE BUSINESS AS SET FORTH IN THE CORPORATE PURPOSE, WITHIN THE LIMITS FORESEEN IN THEIR OWN BYLAWS.

IN ORDER TO ACHIEVE SUCH PURPOSE, THE VISION THAT THE BOARD OF DIRECTORS HAS IS TO TRY, AT ALL TIMES, TO RUN THE COMPANY UNDER A DILIGENT MANAGEMENT AND SEE THAT ALL THE NECESSARY ACTIONS ARE UNDERTAKEN TO COMPLY WITH ITS CORPORATE PURPOSE. IN THIS CASE, IN AN ATTEMPT TO CARRY OUT THE TASK OF REPRESENTING THE COMPANY THE BOARD OF DIRECTORS SHALL GRANT PROXIES TO SEVERAL OFFICIALS AS WELL AS THIRD PERSONS, THUS ENABLING THE COMPANY TO OPERATE WITH MORE FLEXIBILITY, LOOKING FORWARD TO COMPLY WITH THE CORPORATE PURPOSE.

IT IS IMPORTANT TO NOTE THAT THE DAY TO DAY OPERATIONS OF THE COMPANY HAVE BEEN ENTRUSTED TO THE GENERAL DIRECTOR AND A

GROUP OF TOP EXECUTIVES, WHO ARE SUPPORTED AND SUPERVISED BY THE BOARD OF DIRECTORS, THAT, AMONG OTHER THINGS IS IN CHARGE OF DEFINING THE COMPANY'S STRATEGIC VISION.

THE BOARD OF DIRECTORS POWERS ARE THE FOLLOWING: A) TO DESIGNATE AND REMOVE THE COMPANY'S GENERAL DIRECTOR; B) TO DETERMINE HOW TO CAST THE VOTES CORRESPONDING TO THE SHARES OWNED BY THE COMPANY, DURING THE ORDINARY AND EXTRAORDINARY GENERAL ASSEMBLIES OF THE COMPANY WHEREAS THE COMPANY HOLDS THE MAJORITY OF THE SHARES; C) APPROVE, WITH THE PREVIOUS AUTHORIZATION OF THE SHAREHOLDERS ORDINARY GENERAL ASSEMBLY, THE ACQUISITION OR ALIENATION OF SHARES, OR TO EXERT THE RIGHT OF WITHDRAWAL, UNDER SOME ASSUMPTIONS.; D) ESTABLISH COMPANY BRANCHES OR OFFICES, AND E) ALL OTHER POWER GRANTED EXCLUSIVELY BY LAW.

FINALLY, IT IS ESTABLISH THAT IN ADDITION TO THE OTHER FUNCTIONS FORESEEN BY THE BYLAWS AND OTHER LEGISLATIONS, THE BOARD OF DIRECTORS HAS THE FOLLOWING FUNCTIONS: (I) ESTABLISH THE STRATEGIC VISION OF THE COMPANY; (II) ENSURE THAT THE SHAREHOLDERS AND THE MARKET HAVE ACCESS TO THE COMPANY'S PUBLIC INFORMATION; (III) ESTABLISH INTERNAL CONTROL MECHANISMS; (IV) ENSURE THAT THE COMPANY HAS THE NECESSARY MECHANISM TO PROVE THAT IT COMPLIES WITH ALL THE DIFFERENT LEGAL PROVISIONS IN EFFECT, AND (V) PERIODICALLY EVALUATE THE GENERAL DIRECTOR'S AND TOP EXECUTIVES' PERFORMANCE.

II) ABOUT THE BOARD OF DIRECTOR'S STRUCTURE (SEE SECTION I, PRINCIPLES 10, 11 AND 14).

IN THIS SECTION, A COMMENT SHOULD BE MADE ON THE STRUCTURE THAT THE BOARD OF DIRECTORS HAS. IT SHOULD INDICATE HOW MANY, WHOM AND WHAT FUNCTIONS THEY PERFORM. IN THE DESCRIPTION, IT IS ALSO REQUIRED TO EXPLAIN HOW MIDDLE BODIES INFORMS THE BOARD ABOUT THEIR ACTIVITIES.

THE BOARD OF DIRECTORS HAS A STRONG STRUCTURE, BUT AT THE SAME TIME FLEXIBLE, THAT ENABLES TO RUN PROPERLY THE CORPORATE BUSINESS.

THE BOARD OF DIRECTORS IS STRUCTURED AS A PROFESSIONAL BODY INTEGRATED BY FIVE OWNERS, EACH ONE OF THEM HAVING THEIR OWN SUBSTITUTE. ANY SHAREHOLDER OR GROUP OF SHAREHOLDERS THAT REPRESENT AT LEAST 10% OF THE TOTAL AMOUNT OF THE SHARES HAS THE RIGHT TO APPOINT A DIRECTOR.

THE DIRECTORS ARE ELECTED FOR ONE-YEAR TIME AND SHALL CONTINUE TO PERFORM THEIR FUNCTION EVEN WHEN THEIR PERIOD FOR WHICH THEY HAVE BEEN APPOINTED HAS ENDED, UNTIL THEIR REPLACEMENTS ARE IN FULL CHARGE OF THEIR DUTIES.

About How The Board Of Directors Is Integrated	YES	NO
1. Do a number of less than five and no more than fifteen owners integrate the board of directors? (Principle 2)	X	
Comments:		
2. * Do they have owners only? (principle 3)		X
3. Can the substitute members only substitute a previously established owner (Principle 3)		X
4. In its case, the owner suggest the Board on the appointment of the person that shall be his corresponding substitute (principle 3)		X
Comments: mainly we are talking about a board whereas a high percentage of its directors have been acting as such for several years. Due to the previous fact, what has been done is to distribute the management board members, in such a way as to establish a team among the substitute members and their corresponding proprietary aiming for a more effective involvement.		
5. The independent and the shareholder's representatives together, constitute less than 40% of the Board of Directors) (principle 7)		X
Comments: Given that the company is carrying out all the necessary formalities leading to cancel the registry of the company's capital stock at the Securities Section of the National Securities Register, as well as to cancel (reverse) the approvals for listing securities at the stock exchange.		
6. Do the independent members account for at least 20% of the total members? (principle 8)		X
Comments: Same observation as in item 5		
7. Does the annual report submitted by the board of directors mentions who are those acting as independent members and who belong to the category of shareholder's representatives? (principle 8)		X
Comments: Same observation as in item 5		
8. Does the annual report indicate the category to which the shareholder's representatives belong?		X
Comments: Same observation as in item 5		
9. Does the Board of Directors annual report mentions the main positions that		X

each of the members occupies as of the date of the report? (principle 9)		
Comments: Same observations as in item 5		

*In the event of a positive answer to this question, the answer for questions 3) and 4) following the comments row shall be "Does Not Apply."

About the Structure of the Board of Directors	YES	NO
10.Does the board of directors carry out clearing and assessment, auditing, planning, and financing functions? (principle 10)	X	
11.Do shareholder's representatives only integrate the middle bodies? (principles 12)		X
Comments: Non-existence of middle bodies		
12.Is each middle body is integrated by a minimum of 3 and a maximum of 7 members?		X
Comments: Non-existence of middle bodies		
13.Does each independent member participate in at least one of the middle bodies besides fulfilling its duties at the Board? (principle 16)		X
Comments: Same observation as in item 5		
14.Does an independent member chair the middle body in charge of auditing? (principle 17)		X
Comments: Non-existence of middle bodies		
About the Board of Directors operation	YES	NO
15.Does the board of directors meet at least 4 times a year? (principle 18)		X
Comments: Because the day-to-day operation is entrusted to its General Director (Chief Operating Officer) and to a team of top executives, supported and supervised by the Board of Directors.		
16.Is it at least one of the Board of Directors meetings devoted to define the company's middle and long-term strategies?	X	
17.Can a board meeting be called for with the agreement of at least 25% of the members?		X
Comments: Given that the company is carrying out all the necessary formalities leading to cancel the registry of the company's capital stock at the Securities Section of the National Securities Register, as well as to cancel (reverse) the approvals for listing securities at the stock exchange.		
18.Do the members have access to relevant information at least five working days prior to the meeting? (principle 20)	X	
19.Is there any kind of mechanism that enables the members to assess issues on strategic matters, even if they do not receive the necessary information at least five working days in advance? (principle 20)	X	
Comments: Assuming that the members did not receive the information required at least five working day in advance and a strategic matter exists, the Board of Director's chairperson, or the General Director (COO) or the Board's Secretary, according to the case, will previously deal this matter with each of the members, either on the phone or by fax or shall spread the information required as to be able to comment and make a decision to this regard at the corresponding meeting.		
20.when a member has been appointed by the first time, are his responsibilities and the company's status explained to him? (principle 21)	X	
About the Members Duties	YES	NO

21.Do members inform the Board's Chairperson and the Secretary about any conflict of interest that would imply they should abstain from voting and in effect they abstain themselves from participating in the corresponding discussion? (principle 22)	X	
Comments: THE MEMBERS MUST INFORM ANY CONFLICT OF THIS NATURE		
22.Do the members only use the assets or services of the company only to fulfill the corporate purpose? (principle 23)	X	
23.In its case, do they have clear policies in place for whenever the members use, exceptionally, the company's assets for personal matters? (principle 23)		X
Comments: THE POLICY IN EFFECT FORESEES, THAT UNDER NO CIRCUMSTANCES THE MEMBER ARE ALLOWED TO USE THE COMPANY'S ASSETS FOR PERSONAL MATTERS.		
24.Do members devote some time to perform their functions attending at least to 70% of the meetings they are called for? (principle 24)	X	
25.Do members keep full confidentially about the corporate matters of which they learn about by attending the meetings? (principle 25)	X	
Comments: THE MEMBERS KNOW ABOUT THE NATURE OF STRICT CONFIDENTIALITY OF ALL THE INFORMATION THAT IS DISCUSSED DURING THE MEETINGS AND, THEREFORE, MUST KEEP IT STRICTLY CONFIDENTIAL.		
26.Do the regular and SUBSTITUTE members keep each other informed about the matters discussed at the board meetings? (principle 26)	X	
Comments: ALL THE SUBSTITUTE MEMBERS ARE INVITED TO ALL BOARD MEETINGS.		
27.Does the Board of Directors receive support throughout opinions, recommendations, and guidance that derive from the company's performance analysis? (principle 27)	X	

2. ASSESSMENT AND CLEARING FUNCTION

III. ABOUT THE ASSESSMENT AND CLEARING FUNCTION (SEE SECTION III, PRINCIPLE 28)

IN THIS SECTION A COMMENT SHOULD BE MADE OF HOW THE GENERAL DIRECTOR (COO) AND TOP EXECUTIVES MANGE ASSESSMENT AND CLEARING FUNCTION BY DESCRIBING THE PROCESSES THEY USE TO FULFILL THIS FUNCTIONS.

THE COMPANY'S EXECUTIVES CARRIED OUT THE ASSESSMENT BY REVIEWING THE OBJECTIVES AND THE COMMITMENTS ACQUIRED AT THE BEGINNING OF EVERY FISCAL YEAR. THE GENERAL DIRECTOR (COO)

HOLDS MONTHLY MEETINGS WITH ITS EXECUTIVES, AIMING TO LEARN ABOUT THE PROGRESS MADE REGARDING THE OBJECTIVES SET AND COMMITMENTS ACQUIRED AS WELL AS TO ESTABLISH A SERVICE LEVEL MEASUREMENT FOR EACH AREA.

About the Operation of the body that fulfills the assessment and clearing function	YES	NO
28. Does the middle body that performs assessment and clearing functions, reviews top executives hiring conditions of and that the probable severance payment stick to the guidelines approved by the Board?		X
Comments: GIVEN THAT THAT, THE COMPANY IS CARRYING OUT ALL THE NECESSARY FORMALITIES LEADING TO CANCEL THE REGISTRY OF THE COMPANY'S CAPITAL STOCK AT THE SECURITIES SECTION OF THE NATIONAL SECURITIES REGISTER, AS WELL AS TO CANCEL (REVERSE) THE APPROVALS FOR LISTING SECURITIES AT THE STOCK EXCHANGE.		
29. Are the structure and policies used to define the members and official packages reveled?		X

3. AUDIT FUNCTION

IV. ABOUT AUDIT FUNCTION (SEE SECTION III, PRINCIPLES 31,37,38,40)

IN THIS SECTION COMMENT SHOULD BE MADE ON HOW THE AUDIT FUNCTION IS PERFORMED BY DESCRIBING THE PROCESSES EMPLOYED TO FULFILL SUCH FUNCTIONS. SPECIFICALLY, MUST DESCRIBE HOW THE MIDDLE BODY INTERACTS WITH THE BOARD REGARDING THE COMPANY'S ACCOUNTING PRACTICES AND THE MECHANISMS THEY HAVE IN PLACE TO ENSURE A GOOD QUALITY FINANCIAL INFORMATION.

THE COMPANY HAS THE SUPPORT OF GRUPO CONDUMEX'S INTERNAL AUDIT DIVISION, WHICH, AMONG ITS FUNCTIONS AND PROGRAMS, AUDITS THE COMPANY VERIFYING: (I) COMPLIANCE OF THE POLICIES AND PROCEDURES APPROVED BY THE GENERAL DIRECTION; (II) SUFFICIENCY AND RELIABILITY OF THE INTERNAL CONTROL SYSTEM FOR THE COMPANY'S GOOD MANAGEMENT; (III) CORRECT AND TIMELY

COMPLIANCE TO COMPANY'S FISCAL AND LEGAL OBLIGATIONS; AND (IV) THE RELIABILITY AND TIMELINESS OF THE FINANCIAL INFORMATION THAT IS BEING PRESENTED, BASED ON THE COMPLIANCE OF THE AFOREMENTIONED ITEMS, AS WELL AS THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. ONCE THE AUDIT IS OVER, A REPORT IS ISSUED AND SUBMITTED TO THE GENERAL DIRECTORATE, AND WHENEVER DIVERSIONS ARE FOUND TO ALL THE EXECUTIVES OF THE AREAS INVOLVED, TO CORRECT IT. WITH THE SUPPORT OF THE GRUPO CONDUMEX INTERNAL AUDIT DEPARTMENT, EXTERNAL AUDITORS ARE SELECTED, HIRED, AND COORDINATED, TO AUDIT THE COMPANY, GIVING THEIR EXPERT'S OPINION ON THE FINANCIAL STATEMENTS. THE BOARD OF DIRECTORS SUPPORTS ITSELF ON THE GRUPO CONDUMEX INTERNAL AUDIT DEPARTMENT, WHICH ENABLES TO ASSESS THE FINANCIAL INFORMATION THAT IS GENERATED, AS WELL AS THE EFFECTIVENESS OF THE INTERNAL CONTROLS AND ACCOUNTING POLICIES TO PREPARE THE COMPANY'S FINANCIAL INFORMATION.

About the Auditor's Selection	YES	NO
30. Do the external auditor's incomes as for any other external examination, to audit the company, account for a percentage equal to or lower than 20% of the total incomes of the firms in charge? (principle 32)		X
31. The partner's turnover that gives its expert opinion on the company is of at least 6 years?	X	
32. Is the person signing the audit expert report to the company's financial statements is different from the one acting as examiner?	X	
33. Does the professional profile of company's examiner appear on the Annual Report? (principle 35)		X
Comments: GIVEN THAT, THE COMPANY IS CARRYING OUT ALL THE NECESSARY FORMALITIES LEADING TO CANCEL THE REGISTRY OF THE COMPANY'S CAPITAL STOCK AT THE SECURITIES SECTION OF THE NATIONAL SECURITIES REGISTER, AS WELL AS TO CANCEL (REVERSE) THE APPROVALS FOR LISTING SECURITIES AT THE STOCK EXCHANGE.		
About financial information	YES	NO
34. Does the company have an internal audit department?		X
Comments: IT IS SUPPORTED BY GRUPO CONDUMEX'S INTERNAL AUDIT DEPARTMENT.		
35. Does the middle body in charge of carrying out the audit submit the accounting policies to the Board? (principle 37)		X
36. Does the middle body in charge of performing the audit verifies if the intermediate public financial information is created in compliance with		X

the same principles, criteria, and practices that are used to create the annual reports? (principle 39)		
About Internal Controls		
37.Is there an internal control system in place?	X	
38.Are the general guidelines of the internal control system submitted for the Board's approval?		X
Comments: CURRENTLY THEY ARE SUBMITTED TO THE GENERAL DIRECTORATE.		
39. Does the middle body in charge of the Audit function, evaluates, and issues an opinion about the effectiveness of the internal control system? (principles 42)		X
Comments: MIDDLE AUDIT BODY NON-EXISTING		
40.Do external auditors validate the effectiveness of the internal control system and issue a report regarding such controls? (principle 43)		
Provision compliance Review	YES	NO
41.Does the middle body, in charge of performing the audit, verifies the existence of controls that enable to decide if the company is complying with the provisions in effect, and reports it is periodically to the Board?		X
Comments: MIDDLE AUDIT BODY NON-EXISTING		
42.Is compliance to all provisions review performed at least once a year? (principle 44)	X	
43.Is the Board of Directors informed with regularity about its legal status? (principle 45)	X	
Comments: EVERY TIME IT MEETS		

4. FINANCE AND PLANNING

V. ABOUT FINANCES AND PLANNING

IN THIS SECTION COMMENT MUST BE MADE ON HOW FINANCES AND PLANNING FUNCTIONS ARE PERFORMED BY DESCRIBING THE PROCESSES THAT ARE USED TO FULFILL SUCH FUNCTIONS. SPECIFICALLY, THE DESCRIPTION MUST EXPLAIN THE INTERACTION BETWEEN THE MIDDLE BODY AND THE BOARD TO SUPPORT IT IN THE DECISIONS.

THE COMPANY HAS THE SUPPORT OF THE GRUPO CONDUMEX'S FINANCE AND MANAGEMENT DEPARTMENTS, WHICH ASSESS THE VIABILITY OF THE INVESTMENTS, THE FUNDING REQUIRED AND THEIR FINANCIAL FORECASTS, GIVING FOLLOW-UP WHENEVER THE DEVELOPMENT OF THE COMPLIANCE OF ONE OF THE ABOVE ITEMS IS AUTHORIZED AND THE DIRECTORATE HAS BEEN INFORMED ABOUT EACH OF THE STAGES OF THE PROJECT, CONSIDERING WITHIN THEIR ANALYSIS, THE COMPANY'S

STRATEGIC VISION, AS WELL AS TO DETERMINE THE FINANCIAL POSITIONS TO ESTABLISH THE ANNUAL BUDGET, COORDINATING ALL THE ACTIVITIES UNTIL IT IS PRESENTED TO THE GENERAL DIRECTORATE.

About the middle body in charge of finance and planning function	YES	NO
44.Does the middle body, in charge of finance and planning function, issues an assessment on the viability of the company's main financial investments and transactions? (principle 47)		X
Comments: FINANCIAL AND PLANNING BODY NON-EXISTENT		
45. Does the middle body, in charge of the finance and planning functions, assesses with regularity the company's strategic position as set forth in the strategic plan? (principle 48)		X
Comments: FINANCIAL AND PLANNING BODY NON-EXISTENT, IT IS PERFORMED WITH GRUPO CONDUMEX'S SUPPORT		
46.Does the middle body, in charge of finance and planning function, supports the Board by watching the coherence between the financial and investment policies with the company's strategic vision? (principle 49)		X
Comments: FINANCIAL AND PLANNING BODY NON-EXISTENT, IT IS PERFORMED WITH GRUPO CONDUMEX'S SUPPORT		
47.Does the middle body, in charge of finance and planning functions, supports the Board by examining the company's financial forecasts, ensuring their coherence with the company's strategic plan? (principle 50)		
Comments: FINANCIAL AND PLANNING BODY NON-EXISTENT, IT IS PERFORMED WITH GRUPO CONDUMEX'S SUPPORT		

OPTIONAL QUESTION

IF THERE ARE ADDITIONAL CORPORATE GOVERNANCE PRACTICES TO THOSE RECOMMENDED BY THE BEST CORPORATE PRACTICES CODE, IT IS IN THIS SECTION THAT THE ISSUER WILL INFORM ABOUT THEM.

1. SHAREHOLDER'S RIGHTS

About the Information and Agenda of the Shareholder's Assembly	YES	NO
1. Has miscellaneous item has been omitted from the General Assembly's agenda? (principle 51)	X	
2. Has grouping different topics under one item in the Agenda been avoided? (principle 51)	X	
3. Is all information on each of the items of the Shareholder's Assembly Agenda available 15 days in advance? (principle 52)	X	
4. Do the shareholders receive any kind of form whereas the detailed information and the feasible alternatives to vote on the agenda's items, so they can give instructions to their representatives?		X
Comments: GIVEN THAT, THE COMPANY IS CARRYING OUT ALL THE NECESSARY FORMALITIES LEADING TO CANCEL THE REGISTRY OF THE COMPANY'S CAPITAL STOCK AT THE SECURITIES SECTION OF THE NATIONAL SECURITIES REGISTER, AS WELL AS TO CANCEL (REVERSE) THE APPROVALS FOR LISTING SECURITIES AT THE STOCK EXCHANGE.		
5. Within the information provided to the shareholders, is there any information included regarding the candidates professional profile, for the proposal of the Board of Directors integration? (principle 54)		X
Comments: Same comments as in item 4		
About Information and Communication between the Board of Directors and the Shareholders	YES	NO
6. Does the Board of Directors include in its annual report to the Assembly relevant aspects on the tasks of each of the middle bodies and the names of those who integrate them? (principle 55)		X
Comments: Same comments as in item 4		
7. Are the reports of each of the middle bodies presented to the Board are available to the shareholders along with the material for the Assembly?		X
8. Does the company have policies, mechanism, and somebody responsible of informing the shareholders and keep communication channels with the shareholders and potential investors? (principle 56)	X	
Comments: Same comments as in item 4		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

Quarter: 2 Year: 2003

Final Printing

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	655,408	100	754,836	100
2	CURRENT ASSETS	352,296	54	466,990	62
3	CASH AND SHORT-TERM INVESTMENTS	10,460	2	119,756	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	139,851	21	148,123	20
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	4,193	1	7,473	1
6	INVENTORIES	197,792	30	191,638	25
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	293,016	45	283,237	38
13	PROPERTY	379,971	58	379,590	50
14	MACHINERY AND INDUSTRIAL	414,153	63	373,753	50
15	OTHER EQUIPMENT	33,732	5	34,824	5
16	ACCUMULATED DEPRECIATION	575,378	88	547,635	73
17	CONSTRUCTION IN PROGRESS	40,538	6	42,705	6
18	DEFERRED ASSETS (NET)	10,096	2	4,609	1
19	OTHER ASSETS	0	0	0	0
20	TOTAL LIABILITIES	297,867	100	366,908	
21	CURRENT LIABILITIES	221,772	74	295,326	80
22	SUPPLIERS	33,013	11	31,683	9
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	13,253	4	921	0
26	OTHER CURRENT LIABILITIES	175,506	59	262,722	72
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	76,095	26	71,582	20
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	357,541	100	387,928	
34	MINORITY INTEREST	532		577	
35	MAJORITY INTEREST	357,009	100	387,351	100
36	CONTRIBUTED CAPITAL	589,423	165	589,423	152
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	573,735	160	573,735	148
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	(232,414)	(65)	(202,072)	(52)
42	RETAINED EARNINGS AND CAPITAL RESERVE	358,253	100	356,610	92
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(585,572)	(164)	(561,363)	(145)
45	NET INCOME FOR THE YEAR	(5,095)	(1)	2,681	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2003
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	10,460	100	119,756	100
46	CASH	3,036	29	8,195	7
47	SHORT-TERM	7,424	71	111,561	93
18	DEFERRED ASSETS (NET)	10,096	100	4,609	100
48	AMORTIZED OR REDEEMED	10,096	100	4,609	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	CURRENT LIABILITIES	221,772	100	295,326	100
52	FOREING CURRENCY	29,299	13	51,200	17
53	MEXICAN PESOS LIABILITIES	192,473	87	244,126	83
24	STOCK MARKET LOANS	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF	0	0	0	0
26	OTHER CURRENT LIABILITIES	175,506	100	262,722	100
57	OTHER CURRENT LIABILITIES WITH COST	102,633	58	172,189	66
58	OTHER CURRENT LIABILITIES WITHOUT COST	72,873	42	90,533	34
27	LONG-TERM LIABILITIES	0	100	0	100
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	76,095	100	71,582	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	76,095	100	71,582	100
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(585,572)	100	(561,363)	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(585,572)	(100)	(561,363)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER2 YEAR2003
IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	130,524	171,664
73	PENSIONS FUND AND SENIORITY	73,725	70,201
74	EXECUTIVES (*)	13	21
75	EMPLOYERS (*)	173	307
76	WORKERS (*)	870	906
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	328,335	100	388,582	100
2	COST OF SALES	295,571	90	340,011	88
3	GROSS INCOME	32,764	10	48,571	12
4	OPERATING COSTS	32,557	10	29,649	8
5	OPERATING INCOME	207	0	18,922	5
6	TOTAL FINANCING COSTS	2,013	1	8,143	2
7	INCOME AFTER FINANCING COST	(1,806)	(1)	10,779	3
8	OTHER FINANCIAL OPERATIONS	4,634	1	(605)	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(6,440)	(2)	11,384	3
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,345)	0	8,703	2
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(5,095)	(2)	2,681	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	(5,095)	(2)	2,681	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(5,095)	(2)	2,681	1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(5,095)	(2)	2,681	1
19	NET INCOME OF MINORITY INTEREST				
20	NET INCOME OF MAJORITY INTEREST	(5,095)	(2)	2,681	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE IEM
IEM, S.A. DE C.V.

QUARTER: 2 2003

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	328,335	100	388,582	100
21	DOMESTIC	313,014	95	371,220	96
22	FOREIGN	15,321	5	17,362	4
23	TRANSLATED INTO DOLLARS	1,388	0	1,763	0
6	**TOTAL FINANCING COST**	2,013	100	8,143	100
24	INTEREST PAID	1,769	88	7,885	97
25	EXCHANGE LOSSES	21,151	1,051	11,899	146
26	INTEREST EARNED	688	34	4,147	51
27	EXCHANGE PROFITS	20,915	1,039	8,060	99
28	GAIN DUE TO MONETARY	696	35	566	7
8	**OTHER FINANCIAL OPERATIONS**	4,634	100	(605)	100
29	OTHER NET EXPENSES (INCOME)	4,634	100	(605)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	(1,345)	100	8,703	100
32	INCOME TAX	1,234	92	1,894	22
33	DEFERED INCOME TAX	(19)	(1)	5,193	60
34	WORKERS' PROFIT SHARING	(2,560)	(190)	16	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	1,600	18

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2003
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	333,264	401,465
37	NET INCOME OF THE YEAR	(56,570)	(24,643)
38	NET SALES (**)	769,830	678,363
39	OPERATION INCOME (**)	10,925	9,739
40	NET INCOME OF MAYORITY INTEREST(**)	(5,722)	(1,301)
41	NET CONSOLIDATED INCOME	(5,722)	(1,301)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM | QUARTER: 2 | YEAR: 2003

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET INCOME	(5,095)	2,681
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	11,196	10,245
3	CASH FLOW FROM NET INCOME OF THE YEAR	6,101	12,926
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(119,193)	5,219
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	(113,092)	18,145
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	CASH FLOW GENERATED (USED) BY FINANCING	0	0
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	3,796	(8,363)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(109,296)	9,782
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	119,756	109,974
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,460	119,756

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 2003

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	11,196	10,245
13	DEPRECIATION AND AMORTIZATION FOR THE	11,196	10,245
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	(119,193)	5,219
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	8,272	57,152
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(6,155)	(62,566)
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	3,280	2,152
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	1,330	7,848
22	+ (-) INCREASE (DECREASE) IN OTHER	(125,920)	633
6	**CASH FLOW FROM EXTERNAL FINANCING**	0	0
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	0	0
30	+ (-) INCREASE (DECREASE) IN CAPITAL		0
31	(-) DIVIDENS PAID		0
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	3,796	(8,363)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENT OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,064)	(15,861)
36	(-) INCREASE IN CONSTRUCTIONS IN	7,860	7,498
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 2003
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(1.55) %	0.69 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(1.60) %	(0.34)
3	NET INCOME TO TOTAL ASSETS (**)	(0.87) %	(0.17) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.66 %	(21.11)
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.17 times	0.90 times
7	NET SALES TO FIXED ASSETS (**)	2.63 times	2.40
8	INVENTORIES ROTATION (**)	3.43 times	3.17 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	67 days	60 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	45.45 %	48.61
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.83 times	0.95 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	9.84 %	13.95
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.12 times	2.40 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.58 times	1.85 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.59 times	1.58 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.70 times	0.93 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.18 times	1.27 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.72 %	40.55 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	1.86 %	3.33 %
22	CASH FLOW FROM CHANGES IN WORKING CAPTIAL TO NET SALES	(36.30) %	1.34 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(63.93) times	2.30 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPTMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(107.06) %	189.66

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: BEM
BEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.18		$ (0.04)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 11.01		$ 11.95	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 2 YEAR: **2003**
IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)
(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED
Final Print

SALES FOR 2002 WERE 815.5 MILLION PESOS, MEANING A REAL TERM ANNUAL DECREASE OF 23.1%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE DUE TO RELEVANTS ORDERS OBTAINED IN THE SECOND HALF OF THE YEAR 2001 AS MENTIONED IN 2001 REPORT.

SALES PRICE LEVEL OF THE POWER TRANSFORMERS WAS SUBSTANTIALITY INFERIOR COMPARED TO LAST YEARS, MAINLY BECAUSE IN THE PAST YEARS OUR SALES RATE TO "COMISIÓN FEDERAL DE ELECTRICIDAD" USED TO BE MORE THAN 65 % AND DURING THIS YEAR DECREASED TO 7.5 %. INSTEAD OF, WE SOLD MORE THAN 40 % TO EUROPEAN COMPANIES, WINNERS OF "TURN-KEY PROJECTS".

THE YEAR'S OPERATING PROFIT WAS 29.3 MILLION PESOS, AS OF DECEMBER 2002, AND MEANT 3.6% OF SALES, AND IN THE YEAR 2001, IN PESOS OF DECEMBER 2002, THE AMOUNT WAS 19.5 MILLION AND MEANT 2.9% OF SALES, MEANING A 24.1% INCREASE IN REAL TERMS, MAINLY DUE TO AN IMPORTANT REDUCTION ON OPERATING EXPENSES IN 2002.

THE FINANCING INTEGRAL COST WAS 10.1 MILLION PESOS IN PESOS OF DECEMBER 2002, WHICH, COMPARED WITH 12.6 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2002, MEANT A 19.8% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE STABILITY OF THE MEXICAN PESOS, AGAINST THE US$ DOLLAR, DURING THE YEAR LONG.

THE COMPANY ACKNOWLEDGED DEFERRED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET PROFIT WAS 2.0 MILLION PESOS, 70.5% LESS THAN IN THE PREVIOUS YEAR.

THE COMPANY HIRED, AS A EXTERNAL AUDITOR FIRM, DELOITTE & TOUCHE (GALAZ, YAMAZAKI, RUIZ URQUIZA, S.C.) FROM YEAR 2002 ON, IN SUBSTITUTION OF PRICE WATERHOUSE COOPERS, S.C.. THE FOREGOING AS A MEANS TO PERIODICALLY ALTERNATE THE ACCOUNTING FIRMS WICH AUDIT THE FINANCIAL STATEMENTS OF IEM S.A. DE C.V. AND SUBSIDIARY.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 CONSOLIDATED
Final Print

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON THE LATEST DATE SUBMITTED IN THE FINANICAL STATEMENTS.

A. CASH AND CASH EQUIVALENT – THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES – INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET VALUE, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT – ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO THE APPLICATION TO ITS DECEMBER 1996 REPLACEMENT NET VALUE, DETERMINED BY INDEPENDENT EXPERTS, OR AT PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS – THE COMPONENTS OF THE STOCKHOLDERS INVESTMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. MONETARY STANDING INCOME – IT REPRESENTS THE PROFIT OR LOSS DUE TO INFLATION OVER THE MONETARY ASSETS AND LIABILITIES AND ARE INCLUDED IN THE COMPLETE FINANCIAL COST.

F. TRANSACTIONS IN FOREIGN CURRENCY – TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATES ON THE DATE OF THEIR REALIZATION.
THE FOREIGN CURRENCY MONETARY ASSETS AND LIABILITIES BALANCES ARE EXPRESSED IN NATIONAL CURRENCY AT THE APPLICABLE EXCHANGE RATES IN FORCE ON THE DATE OF THE BALANCE SHEET.
THE DIFFERENCES CAUSED BY FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE REALIZATION DATES OF THE TRANSACTIONS AND THEIR SETTLE OR APPRAISAL UPON THE CLOSING OF THE BUSINESS YEAR ARE CHARGED TO THE FINANCING TOTAL COST.

G. LABOR OBLIGATIONS – BOTH THE NON-SYNDICATED PERSONNEL'S SENIORITY BONUSES AND THE RETIREMENT AND DEATH OR DISABILITY COSTS ARE HONORED DURING THE YEARS OF SERVICE OF THE PERSONNEL, ACCORDING TO ACTUARIAL CALCULATIONS.

ALL PAYMENTS BASED ON SENIORITY WORKERS MAY BE ENTITLED TO, IN CASE OF SEPARATION OR DEATH, ARE TRANSFERRED TO THE BUSINESS YEAR INCOME WHEN THEY ARE PAID.

H. DEFERRED TAXES – AS OF 1 JANUARY 2000, THE COMPANY ADOPTED THE SET IN THE NEW D-4 BULLETIN "ACCOUNTING TREATMENT ON INCOME, ASSETS, AND WORKERS PROFIT SHARING TAXES" ISSUED BY THE MEXICAN PUBLIC ACCOUNTANTS INSTITUTE ("IMCP"), AS A RESULT OF THE ABOVEMENTIONED, THE COMPANY CHANGED FROM THE PARTIAL PASSIVE METHOD TO THE WHOLE ASSETS AND PASSIVE ONE, WHICH DETERMINES THE DEFERRED INCOME TAX, BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING FISCAL OF ASSETS AND LIABILITIES, ON THE DATE OF THE FINANCIAL STATEMENTS.

I. WHOLE EARNINGS – AS OF 31 JANUARY 2001, THE B-4 BULLETIN "WHOLE EARNINGS" WAS IN FORCE, REQUIRING THAT THE DIFFERENT CONCEPT OF THE EARNED CAPITAL (LOST) DURING THE BUSINESS YEAR, BE SHOWN IN THE STOCKHOLDERS INVESTMENT STATEMENT OF CHANGES, AS WHOLE EARNINGS, HENCE RESTRUCTURING SAME FOR THE PURPOSE OF COMPARING THE DIFFERENT ITEMS.

J. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED WHEN THE PRODUCT IS SHIPPED TO THE DIFFERENT DISTRIBUTORS AND/OR CUSTOMERS.

K. LONG TERM AND INTANGIBLE ASSETS – THE COMPANY PERIODICALLY APPRAISES THE LOSS CAUSED BY A DECREASE IN THE LONG TERM VALUE OF ASSETS. LONG TERM ASSETS ARE REVIEWED DUE TO A LOSS OF VALUE WHEN EITHER EVENTS OR CHANGES OF CIRCUMSTANCES SHOW THAT THE VALUE SHALL NOT BE RECOVERED.

BUSINESS CONCENTRATION – AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

PROPERTIES, PLANT AND EQUIPMENT. SEE ANNEX 4.

3.- STOCK EXCHANGE CREDITS.
THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2003.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 DECEMBER, 2002, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

STOCK EXCHANGE CODE: **IEM** QUARTER: 2 YEAR: **2003**
IEM, S.A. DE C.V.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2

CONSOLIDATED
Final Print

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(81,294)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,661)
LIABILITIES FOR BENEFITS FORECASTED	(86,955)
MINUS	
ASSETS OF THE PLAN	73,725
TRANSITION LIABILITIES	511
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	14,354
NET FORECASTED ASSETS	1,635

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 73,725, AS OF 30 JUNE, 2003.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2003		2002	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	573,735	589,423	573,735	589,423
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	28,098	31,236	28,098	31,236
PROFIT IN PREVIOUS YEARS	245,332		243,308	
RESTATEMENT	81,685	327,017	82,067	325,375
PROFIT OF THE YEAR	(5,093)		2,570	
RESTATEMENT	(2)	(5,095)	222	2,681
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(585,572)		(561,363)
		357,009		387,351

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 30 JUNE, 2003.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.
AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.
AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE – TEMPORARY DIFFERENCES – ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 30 JUNE, 2003, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS (IN THOUSANDS OF PESOS):

INVENTORIES	$ 117,468
REAL ESTATE, PLANT AND EQUIPMENT – NET	152,048
ADVANCES TO CUSTOMERS	(52,112)
RESERVES AND OTHERS	24,056
FISCAL LOSS FOR THE PERIOD	(59,539)
	181,921
INCOME TAX RATE	34%
DEFERRED INCOME TAX PAYABLE	61,853
DEFERRED PROFIT SHARING PAYABLE	0
DIFERENTIAL RATES EFECT	(4,484)
TOTAL DEFERRED TAXES PAYABLE	$ 57,369

9.- EXTRAORDINARY ENTRIES.
THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 30 JUNE, 2003.

10.- DISCONTINUED OPERATIONS
AS OF 30 JUNE, 2003, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 30 JUNE, 2003.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	03	(5,354)	(5,354)	104.220	103.320	(5,401)
FEBRUARY		470	5,825	104.220	103.607	5,859
MARCH		1,154	684	104.220	104.261	684
APRIL		(5,384)	(6,538)	104.220	104.439	(6,525)
MAY		(8,059)	(2,674)	104.220	104.102	(2,677)
JUNE		(5,093)	2,966	104.220	104.220	2,966
JULY	02	2,750	162	104.220	100.204	168
AUGUST		3,299	549	104.220	100.585	569
SEPTEMBER		5,157	1,857	104.220	101.190	1,913
OCTOBER		7,420	2,263	104.220	101.636	2,321
NOVEMBER		4,140	(3,279)	104.220	102.458	(3,335)
DECEMBER		1,906	(2,234)	104.220	102.904	(2,264)

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY HOLDS STSOCK, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR STOCK EXCHANGE TRANSACTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURE	134,499,908	99.91	134,385	290,918
TOTAL INVESTMENT IN SUBSIDIARIES				134,385	290,918
OTHER PERMANENT INVESTMENTS					0
TOTAL					290,918

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIIEM QUARTER: 2 YEAR: 2003
IEM, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,047	245	2,802	285,837	263,352	25,287
MACHINERY	108,415	43,320	65,095	305,738	245,027	125,806
TRANSPORT EQUIPMENT	4,135	1,781	2,354	2,451	2,605	2,200
OFFICE EQUIPMENT	589	368	221	2,751	1,762	1,210
COMPUTER EQUIPMENT	17,280	11,884	5,396	6,526	5,034	6,888
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	133,466	57,598	75,868	603,303	517,780	161,391
NOT DEPRECIATION ASSETS						
GROUNDS	467	0	467	90,620	0	91,087
CONSTRUCTIONS IN PROCESS	40,538	0	40,538	0	0	40,538
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	41,005	0	41,005	90,620	0	131,625
TOTAL	174,471	57,598	116,873	693,923	517,780	293,016

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

MEXICAN STOCK EXC..ANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
various			33,013	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			33,013	0	0	0	0	0	0	0	0	0	0	0	0	0
various			146,207	0	0	0	0	0	0	0	0	29,299	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			146,207	0	0	0	0	0	0	0	0	29,299	0	0	0	0
			179,220	0	0	0	0	0	0	0	0	29,299	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2003
IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	1,388	15,321	0	0	15,321
OTHER	0	0	0	0	0
TOTAL	1,388	15,321			15,321
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	10,204	109,643	0	0	109,643
INVESTMENTS	986	10,593	0	0	10,593
OTHER	60	642	0	0	642
TOTAL	11,250	120,878			120,878
NET BALANCE	(9,862)	(105,557)			(105,557)
FOREING MONETARY POSITION					
TOTAL ASSETS	513	5,382	0	0	5,382
LIABILITIES POSITION	1,331	13,950			13,950
SHORT TERM LIABILITIES POSITION	1,331	13,950	0	0	13,950
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(818)	(8,568)			(8,568)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	199,572	128,659	(70,913)	0.40	(284)
FEBRUARY	189,079	124,739	(64,340)	0.28	(180)
MARCH	175,805	145,939	(29,866)	0.63	(188)
APRIL	173,840	166,859	(6,981)	0.17	(12)
MAY	142,371	164,220	21,849	0.32	(70)
JUNE	140,525	171,443	30,918	0.11	34
ACTUALIZATION:	0	0	0	0.00	4
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(696)

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING, TRANSFORMERS, MOTORS AND PROTECTION EQUIPMENT	100	55

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER	NAL CONDUC ELECTRIC				8.29
STEEL	SERVILAMINAS SUMMIT				11.82
OIL	SHELL MEXICO, S.A. DE C.V.				1.16
FOUNDRY	TECNICA ARTESANAL MEXICANA,				0.74
INSULATION	EHV WEIDMAN				3.23
VARIOUS	VARIOS				12.85
		ACERO ELEC Y COMP	CONDUMEX INC	NO	39.91

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ELECTRIC PRODUCT		0	0	15,321	USA	IEM	CONDUMEX INC.
TOTAL				15,321			

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ELECTRIC PRODUCT	47	295,364 0 0 0 0	33 0 0 0 0	313,014	33.00	IEM	CFE,CLYF ELECNOR, NACEL SELMEC, SIEMENS ABENGOA ALSTOM
TOTAL		295,364		313,014			

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002 — 231,926

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2003 — 278,484

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI IEM | QUARTER: 2 | YEAR: 2003
RAZON SOCIAL: **IEM, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 169,134

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2003 — 171,231

Number of shares Outstanding at the Date of the NFEAR (Units) — 32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2003

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2003 AND 2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.




ING. ARMANDO RIMOLDI RENTERIA	**C.P. FERNANDO RAFAEL AGUADO GUTIERREZ**
DIRECTOR GENERAL	**CONTRALOR GENERAL**



TLALNEPANTLA, MEX, AT JULY 28 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **28/07/2003** 14:50

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
	AUTOMATIC: X
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340** COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340** COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25

E-MAIL: diropese@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**

DATE: **28/07/2003** 14:50

MSM POSITION: **PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **COMPTROLLER GENERAL**
NAME: **MR.** FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **IEM ACCOUNTANT**
NAME: MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL

MSM POSITION: **HEAD OF THE LEGAL DEPARTMENT**
POSITION: **LEGAL GENERAL MANAGER**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
NAME: MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: aarchunida@**condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **28/07/2003** 14:50

TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ, CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**